UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event Reported): May 24, 2019

II-VI Incorporated

(Exact Name of Registrant as Specified in Charter)

PENNSYLVANIA	0-16195	25-1214948
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

375 Saxonburg Boulevard, Saxonburg, Pennsylvania 16056

(Address of Principal Executive Offices) (Zip Code)

(724) 352-4455

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	IIVI	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On May 24, 2019, II-VI Incorporated (“II-VI” or the “Company”) entered into an Amendment No. 1 to Credit Agreement, dated as of May 24, 2019 (the “Amendment”), by and among the Company, Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which includes the final results of the syndication of the Term A Facility (as defined below).

The Amendment amended the Credit Agreement, dated as of March 4, 2019 (the “New Credit Agreement”), by and among the Company, Bank of America, N.A., as Administrative Agent, Swing Line Lender and an L/C Issuer, and the other lenders party thereto, to increase the aggregate amount of commitments under the Term A Facility (as defined below) from $1.175 billion to $1.255 billion. The Company also correspondingly decreased the aggregate commitments for the Term B Facility (as defined below) from $800 million to $720 million. The Company entered into the New Credit Agreement in connection with its pending acquisition of Finisar Corporation (“Finisar”) pursuant to the Agreement and Plan of Merger, dated as of November 8, 2018 (the “Merger Agreement”), by and among the Company, Mutation Merger Sub Inc. (“Merger Sub”) and Finisar. Pursuant to the terms of the Merger Agreement, Merger Sub, a wholly owned subsidiary of the Company, will be merged with and into Finisar, and Finisar will continue as the surviving corporation in the merger and a wholly owned subsidiary of II-VI (the “Merger”).

Pursuant to the terms and subject to the conditions therein, the New Credit Agreement, as amended by the Amendment, provides for senior secured financing of $1.705 billion in the aggregate, consisting of (i) a five-year senior secured first-lien term A loan facility in an aggregate principal amount of $1.255 billion (the “Term A Facility”) and (ii) a five-year senior secured first-lien revolving credit facility in an aggregate principal amount of $450.0 million (the “Revolving Credit Facility”). The Company anticipates using the proceeds from the Term A Facility, together with a separately committed term B loan facility in an aggregate principal amount of up to $720.0 million (the “Term B Facility” and together with the Term A Facility and the Revolving Credit Facility, the “New Senior Credit Facilities”) and cash and short-term investments of the Company and Finisar, to pay the cash portion of the merger consideration payable in connection with the Merger and pay related fees and expenses in connection with the Merger. The Company currently does not intend to draw on the Revolving Credit Facility in order to fund the cash portion of the merger consideration payable in connection with the Merger.

The funding obligations of the lenders under the New Senior Credit Facilities are subject to certain currently unsatisfied conditions, including the consummation of the Merger. Accordingly, no borrowings are currently outstanding under the New Senior Credit Facilities, and the Company currently is not able to borrow under the New Senior Credit Facilities. Further, the Company expects that the New Credit Agreement will be amended prior to the Closing Date to reflect syndication of the Term B Facility and to finalize certain other terms in the New Credit Agreement. Upon the consummation of the Merger, the New Senior Credit Facilities, governed by the New Credit Agreement as it may be amended as of such time, will be used to refinance in full the current credit facilities provided under the Third Amended and Restated Credit Agreement, by and among the Company, the guarantors party thereto, the lenders party thereto, and PNC Bank, National Association, as Administrative and Documentation Agent, and Bank of America, N.A., as Syndication Agent, dated as of July 28, 2016 (as amended to date, the “Current Credit Agreement”). The New Senior Credit Facilities also will be used on or after the date of the consummation of the Merger to repay amounts owed in connection with Finisar’s outstanding convertible notes issued pursuant to an indenture dated as of December 21, 2016, between Finisar and Wells Fargo Bank, National Association, as trustee, currently in an aggregate principal amount outstanding of $575.0 million, including with the proceeds of a portion of the Term A Facility which will be available to the Company for a certain period after the initial funding under the New Senior Credit Facilities. Unless and until the Merger is consummated and the other currently unsatisfied conditions to the funding obligations of the lenders under the New Senior Credit Facilities are satisfied or waived, the Current Credit Agreement remains in effect in accordance with its terms.

The foregoing is a description of the material terms and conditions of the Amendment and is not a complete discussion of the Amendment. Accordingly, the foregoing is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Forward-looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements.

Important factors that may cause such a difference include, but are not limited to: (i) the ability of II-VI and Finisar Corporation (“Finisar”) to complete the proposed transaction on the anticipated terms and timing or at all, (ii) the ability of the parties to satisfy the conditions to the closing of the proposed transaction, including obtaining required regulatory approvals, (iii) potential litigation relating to the proposed transaction, which could be instituted against II-VI, Finisar or their respective directors, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) the triggering of any third party contracts containing consent and/or other similar provisions, (vi) any negative effects of the announcement of the transaction on the market price of Finisar’s common stock and/or negative effects of the announcement or commencement of the transaction on the market price of II-VI’s common stock, (vii) uncertainty as to the long-term value of II-VI’s common stock, and thus the value of the II-VI shares to be issued in the transaction, (viii) any unexpected impacts from unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (ix) inherent risks, costs and uncertainties associated with integrating the businesses successfully and achieving all or any of the anticipated synergies, (x) potential disruptions from the proposed transaction that may harm II-VI’s or Finisar’s respective businesses, including current plans and operations, (xi) the ability of II-VI and Finisar to retain and hire key personnel, (xii) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or foreign laws, rules or regulations, that could delay or prevent completion of the proposed transaction or cause the terms of the proposed transaction to be modified, (xiii) the ability of II-VI to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xiv) economic uncertainty due to monetary or trade policy, political or other issues in the United States or internationally, (xv) any unexpected fluctuations or weakness in the U.S. and global economies, (xvi) changes in U.S. corporate tax laws as a result of the Tax Cuts and Jobs Act of 2017 and any future legislation, (xvii) foreign currency effects on II-VI’s and Finisar’s respective businesses, (xviii) competitive developments including pricing pressures, the level of orders that are received and can be shipped in a quarter, changes or fluctuations in customer order patterns, and seasonality, (xix) changes in utilization of II-VI or Finisar’s manufacturing capacity and II-VI’s ability to effectively manage and expand its production levels, (xx) disruptions in II-VI’s business or the businesses of its customers or suppliers due to natural disasters, terrorist activity, armed conflict, war, worldwide oil prices and supply, public health concerns or disruptions in the transportation system, and (xxi) the responses by the respective managements of II-VI and Finisar to any of the aforementioned factors. Additional risks are described under the heading “Risk Factors” in II-VI’s Annual Report on Form 10-K for the year ended June 30, 2018, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 28, 2018 and in Finisar’s Annual Report on Form 10-K for the year ended April 29, 2018 filed with the SEC on June 15, 2018.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form S-4 (File No. 333-229052) filed with the SEC in connection with the proposed transaction (the “Form S-4”). While the list of factors discussed above is, and the list of factors presented in the Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Neither II-VI nor Finisar assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between II-VI and Finisar, II-VI and Finisar have filed relevant materials with the SEC, including the Form S-4, which included a joint proxy statement of II-VI and Finisar that also constituted a prospectus of II-VI, and a definitive joint proxy statement/prospectus dated February 7, 2019 (the “Joint Proxy Statement/Prospectus”). INVESTORS AND SECURITY HOLDERS OF II-VI AND FINISAR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by II-VI or Finisar through the website maintained by the SEC at http://www.sec.gov.

Copies of the documents filed with the SEC by II-VI are available free of charge within the Investor Relations section of II-VI’s internet website at https://www.ii-vi.com/investor-relations/. Copies of the documents filed with the SEC by Finisar are available free of charge on Finisar’s internet website at http://investor.finisar.com/investor-relations.

Item 9.01.	Financial Statements and Exhibits.

Exhibit 10.1.	Amendment No. 1 to Credit Agreement, dated as of May 24, 2019, by and among II-VI Incorporated, Bank of America, N.A., as Administrative Agent, and the other lenders party thereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

Date: May 31, 2019	By:	/s/ Mary Jane Raymond
Mary Jane Raymond
Chief Financial Officer and Treasurer